

February 5, 2008

Room 7010

Richard K. Atkinson
Senior Vice President and Chief Financial Officer
US BioEnergy Corporation
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077

> **Re:** **US BioEnergy Corporation**
> **Form 10-K for Year Ended December 31, 2006**
> **File No. 001-33203**

Dear Mr. Atkinson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.


Sincerely,

Terence O'Brien
Branch Chief
